SECUR 09058761 SSION

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SEC FILE NUMBER
8 - 52282

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Southern Trust Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 Almeria Ave.
(No. and Street)

Coral Gables	Florida	33134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Escobio, President — (305) 446-4800
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

FEB 27 2009

Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Robert J. Escobio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southern Trust Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Christie Campos

CHRISTIE CAMPOS
MY COMMISSION # DD 692751
EXPIRES: July 5, 2011
Bonded Thru Notary Public Underwriters

Notary Public

Signature

CEO

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUTHERN TRUST SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

SOUTHERN TRUST SECURITIES, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Southern Trust Securities, Inc.

We have audited the accompanying statement of financial condition of Southern Trust Securities, Inc. (the "Company") as of December 31, 2008. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Southern Trust Securities, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 24, 2009

SOUTHERN TRUST SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash and cash equivalents	$	605,436
Securities owned, at fair value, including restricted securities of $400,000		1,999,084
Due from clearing broker		12,713
Property and equipment, net		86,687
Due from related parties		3,414,858
Other assets		32,465
	$	6,151,243

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	384,090
Note payable		337,712
Obligation under capital lease		12,911
		734,713
Stockholder's equity		
Common stock, $100,000 par value, 1,000 shares authorized, 3.45 shares issued and outstanding		345,000
Additional paid-in capital		5,728,365
Accumulated deficit		(656,835)
		5,416,530
	$	6,151,243

See accompanying notes to financial statements.

SOUTHERN TRUST SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. Nature of operations

Southern Trust Securities, Inc. (the "Company"), a Florida Corporation, was organized on June 10, 1999. The Company is registered as an introducing broker/dealer with the Securities and Exchange Commission ("SEC"), is a member of the National Futures Association ("NFA") and the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

On February 5, 2008 the Company changed its name from Capital Investment Services, Inc. to Southern Trust Securities, Inc.

The Company is an introducing broker clearing customer trades on a fully disclosed basis through a clearing firm. Under this basis, it forwards all customers transactions to another broker who carries all customers' accounts and maintains and preserves books and records. The Company's operations also consist of providing investment banking services.

The Company is a wholly-owned subsidiary of Southern Trust Securities Holding Corp. ("STSHC").

2. Summary of significant accounting policies

Cash and Cash Equivalents

The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. Cash and cash equivalents consist of cash in banks, free credit on investment accounts and money market accounts.

Securities Owned

All securities owned are valued at market and unrealized gains and losses are reflected in revenues.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from three to ten years. Repairs and maintenance are expensed as incurred while betterments and improvements are capitalized.

Valuation of Investments in Securities and Securities at fair value – Definition and Hierarchy

Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. It applies to other accounting pronouncements where the Financial Accounting Standards Board ("FASB") requires or permits fair value measurements but does not require any new fair value measurements. In February 2008, FASB issued FASB Staff Position ("FSP") No. 157-2, Effective Date of FASB Statement No. 157, which delayed the effective date of SFAS No. 157 for certain non-financial assets and non-financial liabilities to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company is in the process of evaluating the effect, if any, the adoption of FSP No. 157-2 will have on its results of operations or financial position. The adoption of SFAS No. 157 did not have any material impact on the Company's financial statements.

2. Summary of significant accounting policies (continued)

SFAS No. 157 defines fair value, thereby eliminating inconsistencies in guidance found in various prior accounting pronouncements, and increases disclosures surrounding fair value calculations. SFAS No. 157 establishes a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

Level 1 – unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.
Level 2 – inputs that are observable in the marketplace other than those inputs classified as Level 1
Level 3 – inputs that are unobservable in the marketplace and significant to the valuation

SFAS No. 157 requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of the hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to the fair value calculation.

Valuation Techniques

The Company values investment in Securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Government Bonds

The fair value of sovereign government bonds is generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on a valuation model that uses inputs that include interest-rate yield curves, cross-currency-basis index spreads, and country credit spreads similar to the bond in terms of issuer, maturity and seniority. At December 31, 2008 all government bonds are categorized as level 1.

Certificate of Deposits

The fair value of the bank certificate of deposits are based on the face value of the certificate of deposits.

Revenue and Expense Recognition from Securities Transactions

The Company records all securities transactions, including commission revenue and related expenses, on a trade-date basis.

Offsetting of Amounts Related to Certain Contracts

The Company has elected to offset fair value amounts recognized for cash collateral receivables and payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement. At December 31, 2008, the Company offset cash collateral receivables of $131,059 against its net derivative positions.

2. Summary of significant accounting policies (continued)

Investment Banking Fees

Investment banking fees include fees, net of syndication expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned in providing financial advisory services. These revenues are recorded in accordance with the terms of the investment banking agreements.

Income Taxes

The Company's taxable income or loss is included in the consolidated income tax returns of STSHC. Current and deferred income taxes are allocated to the members of the consolidated group as if each member were a separate taxpayer in accordance with SFAS No. 109, "Accounting for Income Taxes".

Income taxes are determined in accordance with SFAS No. 109, which requires an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Recently Adopted Accounting Pronouncements

The Company adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities. The adoption of SFAS No. 159 did not have any material impact on the Company's financial statements.

The Company adopted FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN 48"). The adoption of FIN 48 had no impact on the Company's financial statements and did not result in unrecognized tax benefits being recorded. Accordingly, no corresponding interest and penalties have been accrued.

Interest and Penalty Recognition on Unrecognized Tax Benefits

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

Recently Issued Accounting Standards

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations" ("SFAS 141R"). SFAS 141R replaces SFAS 141 and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS 141R is effective for business combinations occurring in the fiscal years beginning on or after December 15, 2008.

2. Summary of significant accounting policies (continued)

Recently Issued Accounting Standards (continued)

In December 2007, FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51," ("SFAS 160"), which changes the accounting and reporting for minority interests. Minority interests will be re-characterized as noncontrolling interests and will be reported as a component of equity separate from the parent's equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS No. 160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 and will apply prospectively, except for the presentation and disclosure requirements, which will apply retroactively. The adoption of SFAS No. 160 is not expected to have a significant impact on our financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133" ("SFAS 161"). This new standard requires enhanced disclosures for derivative instruments, including those used in hedging activities. SFAS No. 161 is effective for periods beginning after November 15, 2008 and interim periods within those fiscal years. We are currently evaluating the impact of SFAS 161 on our financial statements, and the adoption of this statement is not expected to have a material effect on our financial position, results of operations or cash flows.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the financial statements, as well as their related disclosures. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Securities owned

The balance of securities owned consisted of the following at December 31, 2008:

Certificates of Deposit	$ 1,200,000
U.K. Government obligations	437,877
Money Market	200,000
Futures account	129,034
Equity securities	32,173
	$ 1,999,084

4. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 2 for a discussion of the Company's policies regarding this hierarchy.

4. Fair value measurements (continued)

The Company's financial assets and liabilities measured at fair value on a recurring basis include those securities classified as securities owned on the statement of financial condition (see Note 3).

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2008:

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Collateral Held at Broker	Balance as of December 31, 2008
Securities owned, at fair value	$ 1,868,025	$ -	$ -	$ 131,059	$ 1,999,084

5. Property and equipment

Property and equipment consisted of the following at December 31, 2008:

Furntiture and fixtures	$ 72,179
Office equipment	31,773
Capitalized Leases	17,543
	121,495
Less: accumulated depreciation and amortization	(34,808)
	$ 86,687

6. Related party transactions

Loan Agreements

The Company has advanced funds to its parent since 2005 under a loan agreement. The original principal amount of the loan was $1,000,000, but has been increased by periodic advances from the Company to its parent since inception. The loan calls for interest payments to be made annually at the end of each year, however, the Company has deferred payment of the accrued interest until the earlier of such time the parent raises additional capital or the maturity date of the loan. Interest income pertaining to the loan was approximately $269,000 for the year ended December 31, 2008. The balance due from STSHC consists of the following at December 31, 2008:

Loan receivable bearing interest at 10% per annum, maturing March 1, 2009, unsecured	$ 2,743,194
Accrued interest receivable	345,945
	$ 3,089,139

6. Related party transactions (continued)

Lease Agreement (continued)

The Company leases its Coral Gables office from its parent under a five year operating lease agreement, expiring in April 2012, which provides for monthly payments of base rent and quarterly payments of operating expenses. The lease also provides for increases in base rent on each of its anniversary dates and operating expenses are determined based on actual costs incurred by STSHC on the property. Approximate future aggregate annual base rental payments under the lease for the years ending December 31 are as follows:

2009	$ 91,000
2010	94,000
2011	96,000
2012	32,000
	$ 313,000

Total rent expense under this lease agreement for the year ended December 31, 2008 was approximately $88,000 in base rent and $54,000 in operating expenses.

Administrative Support

The Company provides certain administrative support services to Southern Trust Securities Asset Management, Inc. ("STSAM"), a wholly-owned subsidiary of STSHC. STSAM owed the Company $11,250 at December 31, 2008 which is included in "due from related parties".

Advances to Affiliate

During 2007, the Company advanced Kiernan Investment Corp. ("KIC"), a wholly-owned subsidiary of STSHC, approximately $300,000 to fund KIC's initial operations. The advance is non-interest bearing and due on demand. There were no additional advances during 2008.

Investment Banking Revenues

During 2008, the Company acted as a placement agent for STSHC for the issuance and sale of STSHC stock. As compensation for the services rendered, the Company received $90,000 for the year ended December 31, 2008.

During 2008, the Company acted as a placement agent for AR Growth Finance Corp. ("AR Growth") for the issuance and sale of its stock. STSHC has a direct equity investment in AR Growth which the Company's President is the Chief Executive Officer. As compensation for services rendered, the Company received $150,000 for the year ended December 31, 2008.

7. Note payable

The Company entered into a promissory note agreement with a financial institution in July 2005 for $400,000. The note bears interest at 5.93% per annum, is payable in monthly installments of $3,379, including interest through July 2020. The note is secured by a certificate of deposit and a money market account in custody with the financial institution, with a total value of $400,000. Maturities of the note payable are approximately as follows:

For the year ending December 31,

2009	$	20,800
2010		22,100
2011		23,500
2012		24,900
2013		26,500
Thereafter		219,900
Total	$	337,700

8. Income taxes

The income tax provision (benefit) for the year ended December 31, 2008 is summarized as follows:

Current		
Federal	$	(168,300)
State		(28,630)
		(196,930)
Deferred		
Federal		10,840
	$	(186,090)

The Company files consolidated tax returns with its parent. In accordance with SFAS No. 109, allocation of the consolidated income tax expense is necessary when separate financial statements are prepared for the affiliates. As a result, the Company uses a method that allocates current and deferred taxes to members of the consolidated group by applying the liability method to each member as if it were a separate taxpayer.

At December 31, 2008, the Company had net operating loss carry-forwards for federal and state income purposes approximating $1,468,000. These losses are available for future years and expire through 2028. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

8. Income taxes (continued)

The deferred tax asset at December 31, 2008 is summarized as follows:

Deferred tax assets:		
Net operating loss carryforwards	$	547,980
Other		2,440
Deferred tax assets		550,420
Less: Valuation allowance		(550,420)
Net deferred tax asset	$	-

A reconciliation of income tax expense computed at the U.S. federal, state and local statutory rates and the Company's effective tax rate is as follows:

Statuory federal income tax expense	(34) %
State and local income tax (net of federal benefits)	(4)
Valuation allowance	38
	- %

The Company has taken a 100% valuation allowance against the deferred tax asset attributable to the NOL carry-forwards of $1.4 million at December 31, 2008, due to the uncertainty of realizing the future tax benefits.

9. Employee benefit plan

The Company has established a retirement and savings plan for the benefit of employees who have at least one hour of service and have attained the age of 21 years. Under the provisions of the plan, participants may contribute up to 25 percent of their compensation up to the IRS prescribed limit. The Company has the option of matching a percentage of employee contributions. The Company did not make any matching contributions to the plan in 2008.

10. Net capital requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements which require that the Company maintain net capital, as defined for securities brokers and dealers, equal to or in excess of the greater of $45,000 or the amount of net capital required by the SEC Rule 15c3-1. At December 31, 2008, the Company's net capital was approximately $1.8 million which was approximately $1.7 million in excess of its minimum requirement of $100,000.

11. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

12. Concentration of risk

Off-balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the receivable from clearing broker is pursuant to the clearance agreement.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Credit Risk

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

13. Commitments and contingencies

Legal Claims

In the ordinary course of business, incidental to the Company's operations, the Company retains outside counsel to address claims with which the Company is involved. As of December 31, 2008, the Company was not aware of any legal proceedings, which management has determined to be material to its business operations; however, the Company has been named in the following three actions which it is vigorously defending and which actions, based on management's assessment in coordination with outside litigation counsel, the Company believes to be frivolous and without merit:

• ALISTAIR T. SNOWIE, individually as a shareholder on behalf of AMERICAN AMMUNITION, INC., Plaintiff/Counter defendant v. J.A. FERNANDEZ, SR., individually, ANDRES FERNANDEZ, individually, EMILIO JARA, individually, MARIA A. FERNANDEZ, individually, and AMERICAN AMMUNITION, INC., a Nevada corporation and nominal Defendant, Defendants/Counter plaintiffs/Third-Party Plaintiffs v. STRELLER UNIVERSAL, S.A., a foreign corporation, LA TERRAZA TRADING ASSET MANAGEMENT, LTD., a foreign corporation, GLENDA MALLOY, individually and WILLIAM MALLOY, individually, SOUTHERN TRUST SECURITIES, INC. f/k/a CAPITAL INVESTMENT SERVICES, INC., ROBERT J. ESCOBIO, individually and SUSAN ESCOBIO, individually, Third-Party Defendants - In the Circuit Court in and for the Eleventh Judicial Circuit in and for Miami-Dade County, Florida, Case. No. 07-44328 CA 40. The Third Party Complaint in this action was initially filed against the Company on April 1, 2008. It was further amended on July 14, 2008. In the complaint, various causes of action are alleged relating to the Company's role related to an escrow account holding shares of American Ammunition, Inc. stock. American Ammunition, Inc. filed for bankruptcy relief in the United States Bankruptcy Court in the Southern District of Florida on September 23, 2008. The Company's outside litigation counsel has advised that the filing of the bankruptcy has automatically stayed the third party action filed by the debtor against the Company.

• JORGE HABIB, individually, AIR TEMP DE MEXICO S.A. C.V., a Mexican corporation and AIR TEMP NORTH AMERICA, INC., a Florida corporation, v. ROBERT ESCOBIO, individually, KEVIN FITZGERALD, individually, ADOLFO PORRO, individually, SOUTHERN TRUST SECURITIES, INC. f/k/a CAPITAL INVESTMENT SERVICES, INC., a Florida corporation and SOUTHERN TRUST SECURITIES HOLDING CORP., a Florida corporation - In the Circuit Court in and for the Eleventh Judicial Circuit Court for Miami-Dade County, Florida - Case No. 08-39619 CA 40. This complaint was filed on July 20, 2008. The complaint alleges various causes of action against the defendants related to the Company's role as a financial advisor to one of the plaintiffs and the sale by the Company of a controlling interest in a publicly-traded shell corporation to one of the plaintiffs. The plaintiffs collectively seek a constructive trust and unspecified monetary damages. The Company is in the process of trying to negotiate a resolution of this dispute, but believe it to be without merit.

• Salvatore Frieri, individually and as beneficiary of the Robert J. Escobio and Salvador Frieri-Gallo Trust, Plaintiff v. Robert Escobio, individually and as trustee of the Robert J. Escobio and Salvador Frieri-Gallo Trust, Southern Trust Securities Holding Corporation and Southern Trust Securities, Inc f/k/a Capital Investment Services, Inc., Defendants, in the Circuit Court of the Eleventh Judicial Circuit In and For Miami-Dade County, Florida, Case No. 08-07586 CA 08. The initial complaint in this action was filed on February 12, 2008. An amended complaint was filed on October 14, 2008. The amended complaint attempts to plead various causes of action related to the purchase and sale by the Salvador Frieri-Gallo Trust of STSHC's stock in a private placement in 2005. The plaintiff seeks rescission of the transaction. Management does not believe there is any merit to plaintiff's claims and the case is in an early stage. Based on events to date, management believes the case may likely be dismissed just as a prior case based on the same facts brought by the plaintiff several years ago.

13. Commitments and contingencies (continued)

Legal Claims (continued)

In November 2008, the Company initiated legal action against two individuals and their related company. One of the individuals named in the suit is also an individual who has brought legal action against the Company, as discussed in the preceding paragraph. The Company's actions seek to recover compensation owed to it for work performed in connection with extensive financial and investment advice work.

Capital Lease - Future Minimum Lease Payments

The Company leases certain office equipment under an agreement that is classified as a capital lease. At December 31, 2008 office equipment with a cost basis of $17,543 and accumulated depreciation of $5,848 is recorded under a capital lease.

The future minimum lease payments required under the capital lease and the present value of the net minimum lease payments as of December 31, 2008, are as follows:

For the year ending December 31,		
2009	$	6,540
2010		6,540
2011		6,540
2012		2,180
Total minimum lease payments		21,800
Less: Amount representing supplies and maintenance included in total amounts above		(5,800)
Net minimum lease payments		16,000
Less: Amount representing interest		(3,089)
Present value of net minimum lease payments	$	12,911